Exhibit 3.25
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
DOW PHARMACEUTICAL SCIENCES, INC.
ARTICLE I
     The name of the company is Dow Pharmaceutical Sciences, Inc. (the “Company”).
ARTICLE II
     The registered office of the Company is to be located at 3500 South Dupont Highway, in the City of Dover, in the County of Kent, in the State of Delaware. The name of its registered agent at that address is Incorporating Services, Ltd.
ARTICLE III
     The purpose of the Company is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law.
ARTICLE IV
     The total number of shares of stock which the Company shall have authority to issue is 1,000 shares of Common Stock, par value $0.001 per share.
ARTICLE V
     Unless and except to the extent that the Bylaws of the Company shall so require, the directors of the Company need not be elected by written ballot.
ARTICLE VI
     In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Company is expressly authorized to make, alter and repeal the Bylaws of the Company, subject to the power of the stockholders of the Company to alter or repeal any Bylaw whether adopted by them or otherwise.

ARTICLE VII
     (A) To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.
     (B) The Company shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or interstate is or was a director or officer of the Company or any predecessor of the Company, or serves or served at any other enterprise as a director or officer at the request of the Company or any predecessor of to the Company.
     (C) Neither any amendment or repeal of this Article VII, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article VII, shall eliminate or reduce the effect of this Article VII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.
ARTICLE VIII
     Except as provided herein, from time to time any of the provisions of this Certificate of Incorporation may be amended, altered or repealed, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner and at the time prescribed by said laws, and all rights at any time conferred upon the stockholders of the corporation by this Certificate of Incorporation are granted subject to the provisions of this ARTICLE VIII.

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